Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Six Months Ended June 30, 2013
(millions of dollars)
Earnings, as defined:
Income from continuing operations	$695
Income taxes	379
Fixed charges included in the determination of net income, as below	575
Amortization of capitalized interest	16
Distributed income of equity method investees	10
Less: Equity in earnings of equity method investees	5
Total earnings, as defined	$1,670

Fixed charges, as defined:
Interest expense	$537
Rental interest factor	22
Allowance for borrowed funds used during construction	16
Fixed charges included in the determination of net income	575
Capitalized interest	77
Total fixed charges, as defined	$652

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	2.56
————————————

(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.